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                                  EXHIBIT 99.35

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Reports Third-Quarter 2001 Results

Westlake Village, California, October 31, 2001 - Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive industries, today reported financial results for the third quarter ended September 30, 2001.

Revenues for the third quarter were $22.7 million, a sequential increase of 8% from the second quarter of 2001, but a 29.8% decrease as compared to $32.3 million for the third quarter of 2000.

Third quarter results include the effect of a $650,000 charge related to distribution pricing adjustments taken during the quarter and a $400,000 inventory write-down due to declines in wafer pricing. The Company reported a net loss of $847,000, or $(0.10) per diluted share, as compared to net income of $4.7 million, or $0.50 per share, for the three months ended September 30, 2000.

Commenting on the quarter, C.H. Chen, Diodes' President and CEO, said, "In what continues to be a very tough market climate, Diodes has maintained our focus on growing market share, aggressive cost containment and continuing our excellence in manufacturing and customer service. We introduced a range of new products in the third quarter that improve the trade-off between size, performance and power consumption for surface-mount discrete devices. And we continue to develop proprietary technologies, such as our new performance Zener design, that will position Diodes as a technology leader for discrete devices as the semiconductor industry cycle improves."

Third Quarter Highlights:
>   Develops breakthrough performance Zener technology
> Launches compact 4-line array Schottky bus terminator for high-speed data systems
> Announces alliance with Microsemi Corporation to license advanced Powermite(R)3 surface-mount package
>   Introduces new SOT-523 line using ultra-miniature packaging technology
> Named to Deloitte & Touche's prestigious "Los Angeles Technology Fast 50" program
> Inventory reduced $3 million from prior quarter and $11 million from beginning of year

Diodes continued to experience adverse pricing pressures during the third quarter across all product lines. The Company's gross profit margin was 10.7% in the third quarter, as compared to 19.3% in the prior quarter and 34.4% in the third quarter of 2000. However, excluding the effects of the aforementioned pricing adjustments for inventory, gross profit margin for the third quarter would have been approximately 15.4%.

For the first nine months of 2001, the Company earned $199,000, or $0.02 per diluted share, on revenues of $69.4 million, compared to net income of $12.1 million, or $1.31 per diluted share, on revenues of $92.4 million for the same period in 2000.

"We believe that we currently are in the last stages of the industry-wide inventory correction," Mr. Chen noted. "We have recently begun to see stabilization in pricing and a modest uptrend in orders. In addition, capacity utilization increased sequentially at both our mainland China facility, Diodes-China, from 45% last quarter to 52% this quarter, and at our wafer facility, FabTech, from 35% to 45%. But lead times on new orders are shorter than in any period in our experience; hence, visibility for the fourth quarter and beyond remains limited. We are cautiously optimistic that the fourth quarter will show sequential sales growth and that the third quarter was the low point of the industry inventory correction. Given the rather uncertain global economic picture, we continue to keep a tight rein on our cost structure and seek ways to improve the efficiency of all our operations."

Continued cost-cutting efforts resulted in SG&A expenses reduced by $1.2 million or 23.9% to $3.8 million, or 16.9% of sales, in the quarter, as compared to $5 million, or 15.6% of sales, in the third quarter of 2000. Year-to-

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date, SG&A expenses have been reduced by $4.4 million or 29.5% to 15.1% of sales compared to 16.1% of sales for the same period last year. Year-to-date SG&A expenses also include approximately $1.5 million in SG&A expenses associated with the FabTech facility, acquired in December 2000, which were not included in last year's SG&A. Without these FabTech SG&A expenses, year-to-date SG&A was reduced by $5.8 million or 39.3%.

"We are very pleased with the progress made during the quarter in introducing new products, developing partnerships with other industry leaders, and securing design wins on next-generation equipment from many of the leading names in computing and communications," Mr. Chen continued. "While production runs have not always scaled as quickly as anticipated, we believe this provides an indication of the ongoing strength of these customer relationships.

"In the third quarter, our customer access and market share in our targeted product ranges were at an all time high. Diodes is building a brand based on innovation leadership in discrete technology. And we continue to extend the geographic reach of our sales organization into Europe and China, as well as our unsurpassed customer service reputation."

Mr. Chen noted that Diodes had recently negotiated an increased credit facility to $20 million at its mainland China manufacturing facility, increasing Diodes' financial flexibility. "Although we have slowed capital expenditures to a maintenance level, we have manufacturing capacity at both Diodes-China and FabTech, and we will continue to invest to capture emerging opportunities as market conditions dictate," he concluded.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source: Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

CONSOLIDATED CONDENSED INCOME STATEMENT and BALANCE SHEET FOLLOWS

                               DIODES INCORPORATED AND SUBSIDIARIES
                            CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                            (Unaudited)

                                                Three Months Ended                    Nine Months Ended
                                                   September 30,                        September 30,
                                         -------------------------------       -------------------------------
                                             2000               2001               2000               2001
                                         ------------       ------------       ------------       ------------
Net sales                                $ 32,332,000       $ 22,698,000       $ 92,369,000       $ 69,447,000
Cost of goods sold                         21,211,000         20,279,000         62,322,000         58,863,000
                                         ------------       ------------       ------------       ------------

    Gross profit                           11,121,000          2,419,000         30,047,000         10,584,000

Selling, general and administrative
  expenses                                  5,050,000          3,845,000         14,862,000         10,482,000
                                         ------------       ------------       ------------       ------------

    Income from operations                  6,071,000         (1,426,000)        15,185,000            102,000

Other income (expense)
    Interest income                           128,000             80,000            323,000            222,000
    Interest expense                         (332,000)          (592,000)          (920,000)        (1,903,000)
    Other                                     135,000             94,000            181,000            211,000
                                         ------------       ------------       ------------       ------------
                                              (69,000)          (418,000)          (416,000)        (1,470,000)

Income before income taxes and
minority interest                           6,002,000         (1,844,000)        14,769,000         (1,368,000)
Income tax benefit (provision)             (1,170,000)         1,052,000         (2,197,000)         1,741,000)
                                         ------------       ------------       ------------       ------------

Income before minority interest             4,832,000           (792,000)        12,572,000            373,000
Minority interest in joint venture           (182,000)           (55,000)          (462,000)          (174,000)
earnings
                                         ------------       ------------       ------------       ------------

Net income                               $  4,650,000       $   (847,000)      $ 12,110,000       $    199,000
                                         ============       ============       ============       ============

Earnings per share
    Basic                                $       0.57       $      (0.10)      $       1.50       $       0.02
    Diluted                              $       0.50       $      (0.10)      $       1.31       $       0.02
                                         ============       ============       ============       ============

Weighted average shares outstanding
    Basic                                   8,101,667          8,147,902          8,053,675          8,142,333
    Diluted                                 9,260,765          8,815,581          9,259,095          8,928,711
                                         ============       ============       ============       ============

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                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET


                                     ASSETS

                                                        December 31,        September 30,
                                                            2000                2001
                                                        ------------        ------------
                                                                            (Unaudited)
CURRENT ASSETS
    Cash                                                $  4,476,000        $  2,531,000
    Accounts receivable
        Customers                                         19,723,000          19,924,000
        Related parties                                      615,000           1,412,000
        Other                                                 26,000                  --
                                                        ------------        ------------
                                                          20,364,000          21,336,000
        Less allowance for doubtful receivables              311,000             249,000
                                                        ------------        ------------
                                                          20,053,000          21,087,000

    Inventories                                           31,788,000          20,899,000
    Deferred income taxes, current                         4,387,000           4,382,000
    Prepaid expenses and other current assets                686,000           1,407,000
                                                        ------------        ------------

               Total current assets                       61,390,000          50,306,000

PROPERTY, PLANT AND EQUIPMENT, at cost, net
  of accumulated depreciation and amortization            45,129,000          46,326,000

DEFERRED INCOME TAXES, non-current                           616,000           2,914,000

OTHER ASSETS
    Goodwill, net                                          5,318,000           5,386,000
    Other                                                    497,000             593,000
                                                        ------------        ------------

TOTAL ASSETS                                            $112,950,000        $105,525,000
                                                        ============        ============

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                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          December 31,        September 30,
                                                                              2000                2001
                                                                          ------------        -------------
                                                                                               (Unaudited)
CURRENT LIABILITIES
    Line of credit                                                        $  7,750,000        $   7,604,000
    Accounts payable
        Trade                                                               10,710,000            5,712,000
        Related parties                                                      1,008,000            3,384,000
    Accrued liabilities                                                      8,401,000            6,115,000
    Income taxes payable                                                     1,370,000                   --
    Current portion of long-term debt
        Related party                                                       11,049,000            4,490,000
        Other                                                                3,811,000            3,647,000
                                                                          ------------        -------------
               Total current liabilities                                    44,099,000           30,952,000

LONG-TERM DEBT, net of current portion
        Related party                                                        2,500,000            8,750,000
        Other                                                               13,497,000           12,467,000
                                                                          ------------        -------------

MINORITY INTEREST IN JOINT VENTURE                                           1,601,000            1,776,000

STOCKHOLDERS' EQUITY
    Class A convertible preferred stock -
        par value $1.00 per share;
        1,000,000 shares authorized;
        no shares issued and outstanding                                            --                   --
    Common stock - par value $0.66 2/3 per share;
        30,000,000 shares authorized; 9,201,704 and 9,223,705
        shares issued and outstanding at December 31, 2000
        and September 30, 2001, respectively                                 6,134,000            6,149,000
    Additional paid-in capital                                               7,143,000            7,231,000
    Retained earnings                                                       39,758,000           40,184,000
    Translation loss                                                                --             (202,000)
                                                                          ------------        -------------
                                                                            53,035,000           53,362,000
    Less:
        Treasury stock - 1,075,672 shares of common stock, at cost           1,782,000            1,782,000
                                                                          ------------        -------------

               Total stockholders' equity                                   51,253,000           51,580,000
                                                                          ------------        -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $112,950,000        $ 105,525,000
                                                                          ============        =============


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